ISRAMCO, INC.
2425 West Loop South, Suite 810
Houston, Texas 77027

Phone: 713-621-6785
Email: edyf@isramco-jay.com

Ms. Sandy Eisen
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. E.
Washington, D. C. 20549-7010

Re:           Comment Letter dated September 17, 2014

Dear Ms. Eisen,

This letter is to confirm your telephone conversation on September 24, 2014 with Anthony James concerning the date upon which the responses of Isramco, Inc. to the referenced comment letter will be provided. As discussed, scheduling conflicts will cause delays in our response to the above referenced letter.

Isramco, Inc. requested time to respond so that all of the comments can be fully reviewed in conjuction with the relevant documents. We have agreed that the time for responding to the comment letter will be November 1, 2014.

If my understanding of our agreement is not consistent with yours, please let me know at once. I appreciate your cooperation in this matter.

Very truly yours,

ISRAMCO, INC.

 /s/ Edy Francis
Edy Francis
Chief Financial Officer